SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
GETTING READY CORPORATION

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
37426L 20 0

(CUSIP Number)
Michael Francis
Akerman Senterfitt
1 S.E. 3rd Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37426L 20 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		212,617,364 shares(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

212,617,364 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

212,617,364 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The 212,617,364 shares reported consist of 5,900,827 shares of Common Stock, 99,812.388 shares of Series A Preferred (which are convertible into Common Stock at a ratio of 1:1000), 70,238.374 Series A Warrants, and 36,665.775 shares of Series B Preferred Stock (which are convertible into Common Stock at a ratio of 1:1000).

CUSIP No.	37426L 20 0	Page	3	of	5

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		212,617,364 shares(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

212,617,364 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

212,617,364 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The 212,617,364 shares reported consist of 5,900,827 shares of Common Stock, 99,812.388 shares of Series A Preferred (which are convertible into Common Stock at a ratio of 1:1000), 70,238.374 Series A Warrants, and 36,665.775 shares of Series B Preferred Stock (which are convertible into Common Stock at a ratio of 1:1000).

CUSIP No.	37426L 20 0	Page	4	of	5
AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2, dated October 6, 2008, to the statement on Schedule 13D, dated March 21, 2007 (the “Original Statement”), which was amended by that certain Amendment No. 1, dated November 13, 2007 (the “First Amendment”) (the Original Statement and the First Amendment are collectively referred to herein as the “Statement”), filed by the Reporting Persons relates to the common stock, par value $.001 per share, of Getting Ready Corporation, a Delaware corporation (the “Issuer”), and amends the Statement as set forth below.
ITEM 1. SECURITY AND ISSUER.
Item 1 is hereby deleted in its entirety and replaced with the following:
     This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, the “Reporting Persons”), with respect to common stock, $0.001 par value per share (the “Shares”), of Getting Ready Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 North Fairway Drive, Suite 134, Vernon Hills, Illinois 60061. Information regarding each of the Reporting Persons is set forth below.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby deleted in its entirety and replaced with the following:
     Effective November 13, 2007, the Issuer entered into a definitive Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Winston Laboratories, Inc., a Delaware corporation (“Winston”), Winston Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on September 25, 2008, Winston became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:
•	all of the issued and outstanding capital stock of Winston consisting of 23,937,358 shares of common stock, par value $0.001 per share, 5,815,851 shares of the Winston Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), and 4,187,413 shares of the Winston Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), was exchanged for 422,518,545 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 17.65101 shares of Issuer common stock per share of Winston common stock), 101,849 shares of the Issuer’s Series A Convertible Preferred Stock and 73,332 shares of the Issuer’s Series B Convertible Preferred Stock (at an exchange ratio of .01751238 shares of Issuer preferred stock per share of Winston preferred stock);

•	the Issuer assumed Winston’s stock option plans;

•	Winston’s outstanding 1,643,750 options to purchase 1,643,750 shares of Winston’s common stock were converted to options to purchase 29,013,848 shares of the Issuer’s common stock;

•	all of outstanding warrants to purchase Winston Series A Preferred Stock were assumed by the Issuer and amended and converted into the right to acquire, expiring November 13, 2012, upon the exercise of such warrants, an aggregate of 71,672 shares of the Issuer’s Series A Preferred Stock at a price per share of $49.09.
     Prior to the closing of the Merger, the Issuer had 18,332,896 shares of common stock issued and outstanding and, subsequent to the Merger, the Issuer had 440,851,441 shares of common stock issued and outstanding. The Issuer had no shares of Series A or Series B Preferred Stock outstanding prior to the Merger.
     On or about the signing of the Agreement, Gamma Trust invested $4.9 million in Winston in exchange for 5,699,533 shares of Series A Preferred Stock of Winston and warrants to acquire 4,010,784 additional shares of Series A Preferred Stock at a price of approximately $.86 per share. Gamma Trust invested an additional $2 million in Winston in exchange for 2,093,706 shares of Series B Preferred Stock immediately prior to the consummation of the Merger.

CUSIP No.	37426L 20 0	Page	5	of	5
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby deleted in its entirety and replaced with the following:
     (a) — (b) Each of the Reporting Persons is the beneficial owner of 212,617,364 shares of common stock of the Issuer, which is equal to 32.8% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 647,567,978 shares of common stock outstanding on September 25, 2008.
     (c) The discussion in Item 4 of this Schedule 13D/A is incorporated by reference into this Item 5.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2008

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2008

FROST GAMMA INVESTMENTS TRUST
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Sole Trustee